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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 _______________

                                   SCHEDULE TO
                                  (RULE 13e-4)
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)
                                 _______________

                                   KEANE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                                 _______________

          Options to Purchase Common Stock, $0.10 Par Value Per Share,
              Having an Exercise Price of $12.00 or More Per Share
                         (Title of Class of Securities)
                                 _______________

                                   48665 10 2
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)
                                 _______________

                                 Brian T. Keane
                      President and Chief Executive Officer
                                   Keane, Inc.
                                 Ten City Square
                           Boston, Massachusetts 02129
                             Telephone: 617-241-9200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                 With a copy to:
                             Hal J. Leibowitz, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                            Telephone: (617) 526-6000
                                 _______________

                           CALCULATION OF FILING FEE*
================================================================================
           Transaction Valuation                   Amount of Filing Fee**
--------------------------------------------------------------------------------
                 $3,202,798                                $295
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*  Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,888,394 shares of common stock of Keane, Inc. having a weighted average exercise price of $20.4488 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee is calculated at $92 per $1,000,000 of the transaction value.

** Previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid:    $295          Filing Party:   Keane, Inc.
     Form or Registration No.:  Schedule TO   Date Filed:     September 6, 2002.


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [_]  third party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [_]  going-private transaction subject to Rule 13e-3.
     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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                               INTRODUCTORY NOTE

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Keane, Inc. (the "Company") with the Securities and Exchange Commission on September 6, 2002 (the "Schedule TO") relating to an option exchange program being conducted by the Company for compensatory purposes. This Amendment No. 1 includes as Exhibit (a)(1) the Offer to Exchange Outstanding Stock Options, dated September 6, 2002, as amended on September 20, 2002, including Summary Term Sheet.

     Paragraph 6 of the Instructions to Exhibit (a)(2) to the Schedule TO, Form of Election Form (the "Election Form"), contains the Company's reservation of the right "to waive any of the conditions of the offer and any defect or irregularity with respect to any particular options surrendered for exchange or any particular optionholder". The Company confirms that, to the extent that it waives a particular condition, defect or irregularity with respect to any optionholder, it will waive the same condition, defect or irregularity for all optionholders.


ITEM 12. EXHIBITS

         Item 12 is hereby amended to add the following exhibit which is filed herewith:


(a)(1) Offer to Exchange Outstanding Stock Options, dated September 6, 2002, as amended on September 20, 2002, including Summary Term Sheet.


                                        1

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                                       KEANE, INC.

                                       By: /s/ Brian T. Keane
                                           -------------------------------------
                                           Brian T. Keane
                                           President and Chief Executive Officer

                                       Date: September 20, 2002

                                        2

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                                  EXHIBIT INDEX

Exhibit
Number   Description
------   -----------

(a)(1) Offer to Exchange Outstanding Stock Options, dated September 6, 2002, as amended on September 20, 2002, including Summary Term Sheet.